Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna to present at the Gold Forum Americas 2022 conference in Colorado Springs, Colorado

Vancouver, September 16, 2022-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it will be presenting at the Gold Forum Americas, which is being held at the Broadmoor Hotel & Resort in Colorado Springs, Colorado, from September 18th to September 21st, 2022.

Jorge A. Ganoza, President, Chief Executive Officer and co-founder of Fortuna, will be presenting on Monday, September 19th at 11:20 a.m. MDT.

About Gold Forum Americas

Gold Forum Americas is the world´s oldest and largest gathering of precious commodity equities and their investors. Presented every year since 1989, the Gold Forum showcases seven-eighths of the world’s publicly traded gold and silver companies when measured by production or reserves. The invitation-only 34th Annual Gold Forum is attended by the world’s leading specialist precious metal investors as well as generalist institutional investors, private equity, and hedge funds. Buy- and sell-side analysts from around the world make up the balance of the participants.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna Silver | LinkedIn: fortunasilvermines